Westgate
London
W5 1UA

t +44 208 967 1511
f +44 208 967 1446
maria.khan@tns-global.com

Maria Khan
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

30 June 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. RNS Announcement – Shareholding – Threadneedle Asset Management Limited (29 Jun 04)

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

Maria Khan

Encls.

dlw 7/7

London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At 14:27 Tue, Jun 29 2004 UK Time

p || London Stock Exchange Home

ew Announcement

status list

nouncement Details

ompany	Headline	Embargo	Last Update	Add Dist	Replaces
ylor Nelson Sofres PLC	Holding(s) in Company		13:12 29 Jun 04		

ll Announcement Text

lor Nelson Sofres plc (TNS) has received notification from Threadneedle Asset Management Limited regarding the notifiable interest of American Express npany and its Group in the ordinary share capital of TNS.

gether they have a notifiable interest in 49,237,376 ordinary shares of 5p each in TNS, representing 11.07% of the total issued share capital of TNS.

eadneedle is interested in the shares comprised in this notification by virtue of its role as fund manager, and is a subsidiary within the American Express Group.

D

status list

Taylor Nelson Sofres RNS Announcement Status List

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Copyback | Unsubmitted | Submitted | Copyback | Unsubmitted

RNS Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Rep Dist
None						

RNS Reach Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Rep Dist
None						

Unsubmitted RNS

Company	Headline	Embargo	Last Update	Add Repl Dist
Taylor Nelson Sofres PLC	Holding(s) in Company		13:06 29 Jun 04	
Taylor Nelson Sofres PLC	Director Shareholding		13:24 11 Jun 04	

RNS

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Rep Dist
2570A	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	13:12 29 Jun 04	
1640A	Taylor Nelson Sofres PLC	Additional Listing		Released	14:13 25 Jun 04	
9261Z	Taylor Nelson Sofres PLC	Notice of Results		Released	15:10 18 Jun 04	
6999Z	Taylor Nelson Sofres PLC	Director Shareholding-Replace		Released	16:35 11 Jun 04	6843:
6843Z	Taylor Nelson Sofres PLC	Director Shareholding		Released	13:34 11 Jun 04	

Unsubmitted RNS Reach

Company	Headline	Embargo	Last Update	Add Repl Dist
None				

RNS Reach

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Rep Dist
None						